

May 19, 2020

<u>Via E-Mail</u>
Kevin Zen, Esq.
Snell & Wilmer L.L.P.
350 South Grand Avenue, 31st Floor
Los Angeles, California 90071-3406

> **Re: Proteo, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on May 18, 2019**
> **File No. 0-30728**
>
> **Schedule 13E-3**
> **Filed on May 7, 2020**
> **File No. 5-61897**

Dear Mr. Zen:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the definitive proxy statement.

<u>Schedule 13E-3</u>

1.   We note the disclosure in the Form 8-K filed on May 12, 2020 indicating that in reliance upon Exchange Act Release No. 88465 (March 25, 2020), the Company expects to file its quarterly report on Form 10-Q for the period ending March 31, 2020 no later than 45 days after May 15, 2020. Given that the Special Meeting is being held on July 2, 2020, potentially only a few days after the filing of the Form 10-Q, we remind the Company of its obligations pursuant to Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii) if it becomes aware of any information that would result in a material change in the information previously disclosed to stockholders in connection with the Reverse Stock Split.

Definitive Proxy Statement

Fairness of the Reverse Stock Split, page 17

2.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note disclosure on page 18 comparing the Cash-Out Payment to the 10-day and 20-day closing price. Please revise the disclosure to discuss why historical market prices were not deemed material or relevant. Refer to Item 1014(b) and clause (ii) of Instruction 2 to Item 1014 of Regulation M-A.

Cautionary Note Regarding Forward-Looking Statements, page 31

3.   The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please remove this reference.

Proposal 1: Approval of Amendment to the Articles of Incorporation…, page 33

4.   We note the disclosure on page 33 that the number of authorized shares of Common Stock will not change in connection with the Reverse Stock Split. Given that the shares outstanding will be reduced from 33,379,350 to 16,446 after the Reverse Stock Split, and with a view towards disclosure, please advise us whether the Company has any current plans, proposals or arrangements with respect to the future issuance of any of the approximately 299,983,000 authorized shares remaining.

*   *   *   *

We remind you that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions